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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC,  20549

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO._3_)*

                          Bio-Technology General Corp.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   090578105
                  --------------------------------------------
                                 (CUSIP Number)

David J. Allen, Esquire, 28 W100 St. Charles Rd., West Chicago, IL  60185
(708) 231-2625
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 June 13, 1996
                        --------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D



CUSIP NO. 090578-105                                   PAGE 2 OF 8 PAGES

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Grace Brothers, LTD.


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /
                                                                        (b) / /


3 SEC USE ONLY


4 SOURCE OF FUNDS*
      WC,OO


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      / /
  ITEMS 2(d) or 2(e)


6 CITIZENSHIP OR PLACE OF ORGANIZATION
      Illinois

               7  SOLE VOTING POWER
 NUMBER OF          1,530,614
   SHARES
BENEFICIALLY   8  SHARED VOTING POWER
  OWNED BY          1,772,686
    EACH
 REPORTING     9  SOLE DISPOSITIVE POWER
   PERSON           1,530,614
    WITH

               10 SHARED DISPOSITIVE POWER
                    1,772,686

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,303,300

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.56%

14 TYPE OF REPORTING PERSON*
      BD


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D



CUSIP NO. 090578-105                                   PAGE 3 OF 8 PAGES

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Bradford T. Whitmore


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /
                                                                        (b) / /


3 SEC USE ONLY


4 SOURCE OF FUNDS*
      PF


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO      / /
  ITEMS 2(d) or 2(e)


6 CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

               7  SOLE VOTING POWER
 NUMBER OF          3,625
   SHARES
BENEFICIALLY   8  SHARED VOTING POWER
  OWNED BY
    EACH
 REPORTING     9  SOLE DISPOSITIVE POWER
   PERSON           3,625
    WITH

               10 SHARED DISPOSITIVE POWER


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,625

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.01%

14 TYPE OF REPORTING PERSON*
      IN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7       2 of 7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                            Page 4 of 8 Pages



Item 1.  Security and Issuer


       This statement relates to common stock, par value $.01 per share (the "Common Stock"), issued by Bio-Technology General Corp., a Delaware corporation (the "Company"), whose principal executive offices are located at 70 Wood Avenue South, Iselin, New Jersey 08830.


Item 2.  Identity and Background


       (a) This statement on Schedule 13D is filed on behalf of Grace Brothers, Ltd. ("Grace") and Bradford T. Whitmore. Bradford T. Whitmore ("Whitmore") and Spurgeon Corporation ("Spurgeon") are the general partners of Grace. Grace is an Illinois limited partnership and Spurgeon is an Illinois corporation.

       (b) The business address of Grace and Whitmore is 1560 Sherman Avenue, Suite 900, Evanston, Illinois 60201. The business address of Spurgeon is 28W100 St. Charles Road, West Chicago, Illinois 60185.

       (c) The principal business of Grace is to purchase, sell, and invest in securities. Whitmore's principal occupation is that of being a general partner of Grace. The principal business of Spurgeon is that of being a general partner of Grace.

       (d) None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) None of the persons referred to in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is

                             Page 5 of 8 Pages



subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) Grace is an Illinois limited partnership and Spurgeon is an Illinois corporation. Whitmore is a citizen of the United States.


Item 4.  Purpose of Transaction


       This 13D is being filed to reflect the following occurrence:

                        On June 13, 1996, Grace Holdings LP sold 550,000 shares of the Common Stock in the open market, as detailed on Schedule A.

       Except as set forth herein, Grace has no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through
(j) of Item 4.


Item 5.  Interest in Securities of the Issuer.

       (a) As of the date of this filing, Grace beneficially owns 3,303,300 shares of Common Stock, representing approximately 7.56 % of the outstanding shares of Common Stock.

       (b) Grace is the direct beneficial owner of 1,530,614 shares of the Common Stock and has the sole power to vote and dispose of such position. Grace may also be deemed to be the beneficial owner of securities held by its substantially wholly owned affiliates, and in such case, may be deemed to have shared power to vote and dispose of the positions of Grace Holdings, LP, an Illinois limited partnership (which is the owner of 1,364,000 shares of Common Stock) and Grace Brothers International, Ltd., a Bermuda corporation (which is

                               Page 6 of 8 Pages



the beneficial owner of 408,686 shares of Common Stock). The principal business of Grace Brothers International, Ltd. is to purchase, sell, and invest in securities, and its address is Cedar House, 41 Cedar Avenue, Hamilton, Bermuda. The principal business of Grace Holdings, LP is to purchase, sell and invest in securities, and its address is 1560 Sherman Avenue, Suite 900, Evanston, Illinois 60201. Additionally, Whitmore is the direct owner of 3,625 shares of Common Stock.

       Neither Grace Brothers International, Ltd. nor Grace Holdings, LP has during the last five years, been convicted in a criminal proceeding or has been a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (c) During the period of April 13, 1996 to June 13, 1996, the following transactions in the securities of the Company were effected by Grace and its substantially wholly owned affiliates:

       On June 13, 1996, Grace Holdings, LP sold 550,000 shares of Common Stock at prices ranging between $8.1875 and $8.625, as detailed on Schedule A.

       (d) No person other than the beneficial owners reported herein are known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of such shares of Common Stock.

       (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       None

                               Page 7 of 8 Pages



Item 7.  Items to be filed as Exhibits.

          None



                                   SIGNATURE


       Grace Brothers, Ltd., after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.



                                                 Grace Brothers, Ltd.




                                                By: /s/ Bradford T. Whitmore
                                                    -------------------------
                                                     Bradford T. Whitmore
                                                     General Partner

Dated:  June 13, 1996

                               Page 8 of 8 Pages





                                   SCHEDULE A





GRACE TRANSACTIONS:

       STOCK (SALES)


       DATE                              AMOUNT              PRICE/SHARE
       ----                              ------              -----------

       06/13/96                            9,500              $ 8-3/16
       06/13/96                           60,000              $ 8-1/4
       06/13/96                          328,500              $ 8-5/16
       06/13/96                           22,000              $ 8-11/32
       06/13/96                          120,000              $ 8-5/8
